Filed by Bookham Technology plc
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: New Focus, Inc.
Commission File No.: 333-109904

This filing relates to a proposed merger between Bookham Technology plc ("Bookham") and New Focus, Inc. ("New Focus") pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On February 20, 2004, Bookham made the following announcement:

20 February 2004

Bookham Technology plc

Proposed acquisition of New Focus, Inc: Supplementary Listing Particulars

Bookham Technology plc ("Bookham") has today published Supplementary Listing Particulars in connection with its proposed acquisition of New Focus, Inc ("New Focus"). The Supplementary Listing Particulars contain the announcement made on 9 February 2004 by New Focus in relation to its unaudited financial results for it fourth quarter and year ended 28 December 2003 and the announcement made on 10 February 2004 by Bookham in relation to its unaudited financial results for its fourth quarter and year ended 31 December 2003.

Copies of the Supplementary Listing Particulars have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA Document Viewing Facility at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

A copy of the New Focus announcement dated 9 February 2004 is available on the Securities and Exchange Commission website at www.sec.gov/edgar.shtml under New Focus' company filings on Form 8-K.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION

        Bookham has filed with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus have filed with the SEC and mailed to the stockholders of New Focus, a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Bookham, New Focus, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully.

        Investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at http://www.sec.gov.

        In addition, investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

        Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Bookham's directors and executive officers is contained in Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC. As of September 1, 2003, Bookham's directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham's ordinary shares. Information regarding New Focus's directors and executive officers is contained in New Focus's Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC. As of April 15, 2003, New Focus's directors and executive officers beneficially owned approximately 3,317,696 shares (including shares underlying options exercisable within 60 days), or 5.2%, of New Focus's common stock. A more complete description is available in the Registration Statement and the Proxy Statement/Prospectus.

        Statements in this document regarding the proposed transaction between Bookham and New Focus, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Bookham or New Focus managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Bookham to successfully integrate New Focus's operations and employees, the ability to realize anticipated synergies and cost savings; recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in New Focus's commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and the other factors described in Bookham's annual report on Form 20-F for the year ended December 31, 2002, as amended, and New Focus's annual report on Form 10-K for the year ended December 29, 2002 and New Focus's most recent quarterly report filed with the SEC. Bookham and New Focus disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.